Exhibit 99.1

News Releases

IPIC and NOVA Chemicals Announce Friendly, Recommended All-Cash Acquisition of NOVA Chemicals

February 23rd, 2009

CALGARY, ALBERTA (February 23, 2009) - International Petroleum Investment Company (“IPIC”) and NOVA Chemicals Corporation (“NOVA Chemicals”) (NYSE, TSX: NCX) announced today that they have entered into an agreement (the “Arrangement Agreement”) providing for the acquisition by IPIC of all of NOVA Chemicals’ outstanding common shares (the “Shares”) for a cash consideration of US$6.00 per Share. The acquisition will be implemented by way of a court-approved plan of arrangement under the Canada Business Corporations Act (the “Arrangement”).

The consideration per Share represents a 348% premium over the February 20, 2009 closing price of the Shares on the New York Stock Exchange (“NYSE”) and a 204% premium over the combined and currency-adjusted 30-day volume-weighted average price of the Shares on the Toronto Stock Exchange (“TSX”) and NYSE up to and including February 20, 2009. The total value of the Arrangement, including assumption of NOVA Chemicals’ net debt obligations, is approximately US$2.3 billion.

Based on a C$/US$ exchange rate of 1.2541, the cash consideration equates to C$7.52 per Share. The actual C$ equivalent cash consideration per Share will be based on the C$/US$ exchange rate at the time when the Arrangement is closed.

NOVA Chemicals’ operations are geographically complementary, bringing together IPIC’s existing petrochemicals capabilities in Europe, the Middle East and Asia and those of NOVA Chemicals which are primarily in North America.

The Arrangement is intended to enable NOVA Chemicals to meet all of its obligations to all of its stakeholders and will strengthen NOVA Chemicals’ balance sheet so that its strong assets will continue to operate and expand. As part of the Arrangement, IPIC has agreed to a US$250 million credit backstop facility (the “Credit Agreement”) to provide NOVA Chemicals with sufficient liquidity.

Under the Arrangement, NOVA Chemicals will operate as an independent chemicals and plastics company. It will continue to invest substantially in its Alberta and Ontario operating facilities, and also in its large and very productive research and development facilities in Calgary, AB.

“This acquisition will provide enhanced balance sheet strength for NOVA Chemicals and facilitate NOVA Chemicals’ growth internationally. We can provide stability and allow NOVA Chemicals to meet its operational and financial requirements while continuing to expand and invest in its business,” stated Managing Director and Board Member, IPIC, H.E. Khadem Al Qubaisi. “We believe the cash consideration under the Arrangement is very attractive to NOVA

Chemicals shareholders and that the Arrangement is a very positive development for NOVA Chemicals’ employees and other stakeholders.”

NOVA Chemicals will continue to manage its operations and set its business objectives from North America. IPIC appreciates the high quality of NOVA Chemicals management and looks forward to working with the senior management team for the continued success and long-term growth of the company. IPIC encourages significant management autonomy while being available at the Board level to provide strategic guidance and governance. IPIC has no plans to change the current operations of NOVA Chemicals, and the current President and COO, Mr. Chris Pappas is expected to remain with the company as Chief Executive Officer upon the previously announced retirement of Mr. Jeff Lipton on May 1, 2009.

“The opportunity to join IPIC comes at a good time for NOVA Chemicals and will enable us to offer both stability and long-term growth to many of our stakeholders,” said Jeff Lipton, NOVA Chemicals’ CEO. “IPIC is well financed and has a track record of working successfully with companies like ours.”

“Working with IPIC will enable NOVA Chemicals to continue to build on our world class technology and take it around the world,” said Chris Pappas, NOVA Chemicals’ President and COO. “This Arrangement is a good opportunity for our employees and our customers to grow our business.”

About the Arrangement

The Arrangement will be subject to court and regulatory approval and other customary conditions, including the approval by holders of at least 662/3% of the Shares represented in person or by proxy at a special meeting of NOVA Chemicals shareholders to be scheduled in connection with the Arrangement.

The Arrangement is not subject to any financing condition.

An information circular regarding the Arrangement is expected to be mailed to NOVA Chemicals shareholders in March 2009 for a special meeting of NOVA Chemicals shareholders which is expected to be held in April 2009. The completion of the Arrangement would be expected to occur upon receipt of all final regulatory approvals.

The Arrangement Agreement will be filed by NOVA Chemicals on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) and can be viewed by following links for NOVA Chemicals at www.novachemicals.com

Recommendation of NOVA Chemicals’ Board of Directors

The Board of Directors of NOVA Chemicals, after consultation with its financial and legal advisors, has determined that the Arrangement is fair, from a financial point of view, to NOVA Chemicals shareholders and is in the best interests of NOVA Chemicals and its shareholders. It has unanimously approved the Arrangement and resolved to recommend that NOVA Chemicals shareholders vote their Shares in favour of the Arrangement. In addition, each member of NOVA Chemicals’ Board of Directors and executive leadership group has agreed to vote their Shares in favour of the Arrangement. Both UBS Investment Bank and RBC Capital Markets have provided opinions to NOVA Chemicals’ Board of Directors that the consideration under the Arrangement is fair, from a financial point of view, to NOVA Chemicals’ shareholders.

The Arrangement Agreement contains non-solicitation provisions which limit NOVA Chemicals’ ability to solicit third party proposals, subject to a “fiduciary out” and to certain match rights in favour of IPIC. It also provides for a termination fee of US$15 million plus additional amounts payable under the Credit Agreement and other payments by NOVA Chemicals to IPIC in certain circumstances.

Benefits to North America

IPIC is confident that its acquisition of NOVA Chemicals will deliver significant benefits to Canada and the US, including providing stability to the operations, employees, customers, suppliers and stakeholders of NOVA Chemicals and the North American communities in which it operates.

IPIC recognizes the significant and robust capabilities of NOVA Chemicals’ business and its employees. It is firmly committed to ensuring that NOVA Chemicals’ business continues to play a leading role in the petrochemical industry, by providing both financial and employment stability and the opportunity to grow on the international stage.

IPIC is committed to continuing to invest in R&D as well as capital expenditure projects to maintain and expand the strength of NOVA Chemicals’ current operations in North America.

IPIC is fully committed to the highest standards of corporate social responsibility, understanding that it is fundamental to preserve its long-term competitiveness in the global arena. Maintaining a high level of health, safety and environmental performance and a strong commitment to Responsible Care® in NOVA Chemicals’ operations, and fully complying with all related laws, remain IPIC’s highest priorities.

About IPIC

IPIC is wholly owned by the Government of the Emirate of Abu Dhabi. Its mandate is to invest in the hydrocarbon sector outside the Emirate of Abu Dhabi. IPIC looks to earn a commercial rate of return on its investments and is a long-term equity investor. IPIC has become one of the leading companies in the field of petroleum and energy investment since its inception in 1984. It plays an active role in the development of petrochemical sector in Abu Dhabi through facilitating joint ventures, which benefit from the technology and operating resources of companies in IPIC’s portfolio and Abu Dhabi’s feedstock advantages. IPIC holds equity stakes in Borealis & OMV in Austria and Germany (1998 & 1994, respectively), Aabar in Abu Dhabi (2008), Hyundai Oilbank in South Korea (1999), Gulf Energy Maritime in Dubai (2004), CEPSA in Spain (1988), Oman Polypropylene in the Sultanate of Oman (2006), PARCO Refinery in Pakistan (1995), SUMED Company in Egypt (1995), Energia De Portugal in Portugal (2008),

COSMO Oil in Japan (2007), MAN Ferrostaal in Germany (2008) and Oil Search in Australia (2008). Its estimated net worth is more than US$14 billion.

Additional information on IPIC can be found at www.ipic.ae and at www.ipiccanada.com.

About NOVA Chemicals

NOVA Chemicals is one of North America’s leading plastics and chemicals companies, developing and manufacturing materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals generates approximately 45% of its revenue in the US, 35% of its revenue in Canada, and the remaining 20% in Europe and elsewhere.

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. NOVA Chemicals employees work to ensure health, safety, security and environmental stewardship through its commitment to Responsible Care®. NOVA Chemicals Shares are traded on the TSX and NYSE.

Additional Information

For additional information, please visit www.ipiccanada.com

Advisors and Counsel

HSBC is acting as exclusive financial advisor to IPIC and IPIC’s legal advisors are Torys LLP and Clifford Chance. UBS Investment Bank and RBC Capital Markets are acting as financial advisors to NOVA Chemicals and Osler, Hoskin & Harcourt LLP and Wachtell, Lipton, Rosen & Katz are acting as legal advisors to NOVA Chemicals.

Investors Conference Call

There will be a presentation for analysts and investors on Monday, February 23, 2009 at 10:00 am EST which will be available live by telephone or webcast.

Audio Access: Dial-In Number (416) 695-6130

Passcode: 253380

Live Webcast Access: The webcast link will be available at www.novachemicals.com > Investor Center > IR Calendar > NOVA Chemicals Supplemental Conference Call and Webcast

Audio Replay: An audio replay of the conference call will be available starting on Tuesday, February 24, 2009 at (416) 695-5800

Passcode: 253380

Webcast Replay: A replay of the webcast will be available for three ten days ending Thursday, March 5, 2009 at www.novachemicals.com > Investor Center > IR Calendar > Archives 2009

Contacts

Investor relations

Chuck Magro - Vice President, Investor Relations

Tel: 412.490.5047

E-mail: magroc@novachem.com

Media relations

Greg Wilkinson - Vice President, Public and Government Affairs

Tel: 412.490.4166

E-mail: wilkinga@novachem.com

Additional media inquiries

David Kaiser - Senior Vice President

Fleishman-Hillard Canada Inc.

Tel: 416.645.3682

E-mail: david.kaiser@fleishman.ca

Joanne Kearney - Account Director

Fleishman-Hillard Canada Inc.

Tel: 416.645.8180

E-mail: joanne.kearney@fleishman.ca

Forward Looking Information

This press release contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws and relating, but not limited to, IPIC’s and NOVA Chemicals’ expectations, intentions, plans and beliefs, and the proposal to acquire all of the outstanding common shares of NOVA Chemicals. Forward-looking information can often be identified by forward-looking or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking information.

You are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

These risks include that the completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation: (i) required NOVA Chemicals shareholder approval, (ii) necessary court and regulatory approvals, and (iii) certain termination rights available to the parties under the Arrangement Agreement. These approvals may not be obtained, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the Arrangement Agreement may exercise their termination rights, in which case the proposed transaction could be modified, restructured or terminated, as applicable. You are cautioned that the list of risks and assumptions set forth or referred to above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in NOVA Chemicals’ public filings with the Canadian and United States securities regulatory authorities, including its most recent annual information form, annual report, management’s discussion and analysis, quarterly reports, and new releases. NOVA Chemicals’ public filings are available through NOVA Chemicals’ website at www.novachemicals.com. Copies of NOVA Chemicals’ Canadian public filings are available on SEDAR at www.sedar.com. NOVA Chemicals’ public filings in the United States, including NOVA Chemicals’ most recent annual report on form 40-F, as supplemented by its filings on form 6-K, are available at www.sec.gov. You are further cautioned that information contained on, or accessible through, these websites is current only as of the date of such information and may be superseded by subsequent events or filings. The forward-looking information in this press release is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this press release, and except as required by applicable law, neither IPIC nor NOVA Chemicals undertakes any obligation to update publicly this forward-looking information to reflect new information, subsequent events or otherwise.